

September 25, 2013

Via E-mail
Mr. Matt Maddox
Chief Financial Officer
Wynn Resorts, Limited
3131 Las Vegas Boulevard South
Las Vegas, NV 89109

Re: Wynn Resorts, Limited
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013
File No. 0-50028

Dear Mr. Maddox:

We have reviewed your response letter filed on September 5, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Consolidated Statements of Income, page 75

1. We note your response to comment 2 and we are unable to agree with your position. Please confirm that you will remove dividends declared per common share from the face of your consolidated statements of income in future annual filings to comply with GAAP. Please note that presentation of dividends declared per common share would be appropriate in quarterly filings.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief